CORPORATE HEADQUARTERS 4000 Union Pacific Avenue City of Commerce, CA 90023 Phone: (323) 980-8145 www.99only.com

August 29, 2012

VIA ELECTRONIC TRANSMISSION

Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:                          Supplemental Letter with respect to the Registration Statement on Form S-4 (File No. 333-182582) of 99¢ Only Stores

Ladies and Gentlemen:

99¢ Only Stores (the “Registrant”), the issuer under the 11% Senior Notes due 2019 (the “Initial Securities”) is registering the Registrant’s exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 (File No. 333-182582) in reliance on the position of the staff of the United States Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Registrant represents as follows:

1.                                    The Registrant has not entered into any arrangement or understanding with any person to distribute the 11% Senior Notes due 2019 to be received in the Exchange Offer (the “Exchange Securities”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer (i) has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities, (ii) is neither an “affiliate” of the Registrant within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), nor a broker-dealer acquiring the Exchange Securities in exchange for securities acquired directly from the Registrant for its own account and (iii) is acquiring the Exchange Securities in the ordinary course its of business.

2.                                    The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.                                    The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (i) any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Securities, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

4.                                    The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5.                                    Neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Securities.

Very truly yours,

99¢ ONLY STORES

By:	/s/ Frank Schools
Name:	Frank Schools
Title:	Senior Vice President, Interim Chief Financial Officer